North America Structured Investments

4yrNC2yr SPX/RTY Auto Callable Yield Notes

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Indices:	S&P 500 Index and Russell 2000 Index
Pricing Date:	June 29, 2018
Final Review Date:	June 27, 2022
Maturity Date:	June 30, 2022
Review Dates:	Quarterly
Interest Payment Dates:	Monthly
Interest Rate:	5.00%-7.00%* per annum, paid monthly at a rate of between 0.41667% and 0.58333%
Trigger Value:	With respect to each Index, an amount that represents 65.00% of its Initial Value.
CUSIP:	48129MYS9
Preliminary Pricing Supplement:	https://sp.jpmorgan.com/spweb/document/cusip/48129MYS9/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Automatic Call

If the closing level of each Index on any Review Date (other than the final Review Date) is greater than or equal to its Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Interest Payment for the Interest Payment Date occurring on the applicable Call Settlement Date, payable on that Call Settlement Date. No further payments will be made on the notes.

Payment at Maturity

If the notes have not been automatically called and the Final Value of each Index is greater than or equal to its Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to the Maturity Date.

If the notes have not been automatically called and the Final Value of either Index is less than its Trigger Value, your payment at maturity per $1,000 principal amount note, in addition to the Interest Payment applicable to the Maturity Date, will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Index Return)

If the notes have not been automatically called and the Final Value of either Index is less than its Trigger Value, you will lose more than 35.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Hypothetical Payments at Maturity**

Lesser Performing Underlying Return	Payment At Maturity (assuming 5.00% per annum Interest Rate)
60.00%	$1,004.1667
40.00%	$1,004.1667
20.00%	$1,004.1667
5.00%	$1,004.1667
0.00%	$1,004.1667
-5.00%	$1,004.1667
-20.00%	$1,004.1667
-30.00%	$1,004.1667
-35.00%	$1,004.1667
-35.01%	$654.0667
-60.00%	$404.1667
-100.00%	$4.1667

Interest Payments

*You will receive on the applicable Interest Payment Date for each $1,000 principal amount note an Interest Payment equal to between $4.1667 and $5.8333 (equivalent to an interest rate of between 5.00% and 7.00% per annum, payable at a rate of between 0.41667% and 0.58333% per month).

**The hypothetical payment at maturity on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payment at maturity shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

4yrNC2yr SPX/RTY Auto Callable Yield Notes

J.P.Morgan

Selected Risks

- Your investment in the notes may result in a loss. The Notes do not guarantee any return of principal.
- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- The appreciation potential of the notes is limited to the sum of the Interest Payments paid over the term of the notes.
- You are exposed to the risks of the decline in the level of each Index.
- Your payment at maturity will be determined by the Lesser Performing Index.
- The benefit provided by the Trigger Value may terminate on the final Review Date.
- The automatic call feature may force a potential early exit.
- No dividend payments or voting rights.
- J.P. Morgan Chase & Co, is currently one of the companies that make up the S&P 500® Index.
- The notes are subject to the risks associated with small capitalization companies.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC (and who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and underlying supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information

Additional Information

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement, underlying supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-222672 and 333-222672-01

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com